22006794

SEC Mail Processing
Date - June 29, 2022
RMS

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| SEC FILE NUMBER |
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| 8-34046 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ivy Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6301 Glenwood Street
(No. and Street)

| Overland Park | KS | 66202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Stephen Hoban | 215-255-2849 | stephen.hoban@macquarie.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouseCoopers
(Name – if individual, state last, first, and middle name)

| 2001 Market Street | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

SEC Mail Processing

JUN 29 2022

Washington, DC

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Stephen Hoban, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ivy Distributors, Inc., as of 6/28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President and Chief Financial Officer

Notary Public

Commonwealth of Pennsylvania - Notary Seal
DEBRA J. LENZNER, Notary Public
Philadelphia County
My Commission Expires June 3, 2023
Commission Number 1232483

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**IVY DISTRIBUTORS, INC.**

Financial Statements and Supplemental Information

15 Month Period Ended March 31, 2022

**Contents**

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Ivy Distributors, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Ivy Distributors, Inc. (the "Company") as of March 31, 2022, and the related statements of operations, of changes in stockholder's equity and of cash flows for the fifteen-month period ended March 31, 2022, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the fifteen-month period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition of the Company as of December 31, 2020, and the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended (not presented herein), were audited by other auditors whose report, dated February 19, 2021, expressed an unqualified opinion on those statements.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2022

We have served as the Company's auditor since 2021.

**IVY DISTRIBUTORS, INC.**

Statement of Financial Condition

March 31, 2022

*(in Thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 13,199 |
| Due from affiliates | | 130 |
| Income taxes | | 8,526 |
| Property and equipment | | 55 |
| Prepaid expenses and other assets | | 716 |
| Investment in affiliate | | 3,000 |
| Investments at fair value | | 282 |
| Deferred tax assets | | 560 |
| **Total assets** | **$** | **26,468** |
| | | |
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 1,079 |
| Income taxes | | 111 |
| Deferred tax liabilities | | 50 |
| Due to affiliates | | 210 |
| **Total liabilities** | $ | **1,450** |
| | | |
| **Stockholder's equity** | | |
| Common stock, $0.001 par value; 1,000 shares authorized; 100 shares issued and outstanding | | - * |
| Capital in excess of par value | | 474,012 |
| Retained deficit | | (448,994) |
| **Total stockholder's equity** | | **25,018** |
| **Total liabilities and stockholder's equity** | $ | **26,468** |

* *Amount is less than $1.*

*See accompanying notes.*

**IVY DISTRIBUTORS, INC.**

Statement of Operations

15 Month Period Ended March 31, 2022

*(in Thousands)*

| | | |
|---|---|---|
| **Revenues** | | |
| Distribution fees | $ | 42,153 |
| Revenue sharing | | 50,959 |
| Administrative fees | | 29,627 |
| Investment and other income | | 254 |
| **Total revenues** | **$** | **122,993** |
| | | |
| **Expenses** | | |
| Distribution costs | $ | 76,569 |
| Salaries and related expenses | | 57,220 |
| Selling, general, and administrative | | 18,807 |
| Depreciation and amortization | | 1,470 |
| **Total expenses** | **$** | **154,066** |
| Loss before taxes | $ | (31,073) |
| Income tax benefit | | 6,992 |
| **Net loss** | **$** | **(24,081)** |

*See accompanying notes.*

**IVY DISTRIBUTORS, INC.**

Statement of Changes in Stockholder's Equity

15 Month Period Ended March 31, 2022

*(in Thousands)*

| | Common stock | | | Capital in excess of par value | Retained deficit | Total stockholder's equity |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2020 | 100 | $ | -* | $ 454,012 | $ (424,913) | $ 29,099 |
| Capital contribution | | | | 20,000 | | 20,000 |
| Net loss for the 15 month period ended March 31, 2022 | - | | - | - | (24,081) | (24,081) |
| **Balances as of March 31, 2022** | **100** | **$** | **-*** | **$ 474,012** | **$ (448,994)** | **$ 25,018** |

**Amount is less than $1.*

*See accompanying notes.*

**IVY DISTRIBUTORS, INC.**

Statement of Cash Flows

15 Month Period Ended March 31, 2022

*(in Thousands)*

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (24,081) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Purchases of trading securities | | (779) |
| Sales and maturities of trading securities | | 31,152 |
| Depreciation and amortization | | 1,470 |
| Property and equipment write off | | 193 |
| Amortization of deferred sales commissions | | 345 |
| Realized/unrealized gain on trading securities | | (11) |
| Change in assets and liabilities: | | |
| Decrease in Prepaid expenses and other assets | | 2,969 |
| Decrease in Fund receivable | | 331 |
| Decrease in Other receivable | | 296 |
| Increase in Deferred sales commissions | | (370) |
| Decrease in Due to/from affiliates (net) | | (3,012) |
| Increase in Income tax (net) | | (6,625) |
| Decrease in Deferred tax (net) | | 1,253 |
| Increase in Accounts payable and accrued liabilities | | 473 |
| Decrease in Accrued compensation | | (11,883) |
| Decrease in Payable to 3rd party brokers | | (12,617) |
| Decrease in Other current liabilities | | (675) |
| Net cash used in operating activities | | (21,571) |
| **Cash flows provided by financing activities** | | |
| Capital contribution from parent | | 17,000 |
| Net cash provided by financing activities | | 17,000 |
| Net decrease in cash | | (4,571) |
| Cash as at December 31, 2020 | | 17,770 |
| Cash as at March 31, 2022 | $ | 13,199 |
| **Non-cash investing activity** | | |
| Contribution in exchange for partnership interest | $ | 3,000 |

*See accompanying notes.*

**IVY DISTRIBUTORS, INC.**

Notes to Financial Statements

15 Month Period Ended March 31, 2022

*(in Thousands)*

## 1. Description of Business and Ownership

Ivy Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Ivy Investment Management Company ("IICO", the "Parent"). IICO is a direct wholly-owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"). WDR is a direct wholly-owned subsidiary of Macquarie Management Holdings, Inc. ("Holdings"). Holdings is an indirect majority-owned subsidiary of Macquarie Group Limited ("Macquarie").

Effective April 30, 2021, the Company was acquired by Holdings via a merger agreement entered into between Holdings and WDR (the "Acquisition"). Prior to the Acquisition, WDR had been a publicly traded US asset manager providing wealth management and asset management services. On completion, the wealth management business was sold to LPL Financial Holdings, Inc. ("LPL").

As a broker-dealer, prior to the Acquisition, the Company had distribution agreements with the Ivy Funds, Ivy Variable Insurance Portfolios ("Ivy VIP"), and the InvestEd Portfolios, a 529 college savings plan ("InvestEd") (collectively, the "Funds"), which appointed the Company principal underwriter. In conjunction with the Acquisition, the Company contributed its distribution agreements with the Funds to Delaware Distributors, L.P. ("DDLP"). Upon transfer, DDLP was appointed the distributor of the Funds. In exchange for the distribution agreements, the Company received 13.17% limited partnership interest in DDLP. Additionally, the Company entered into a sub-distribution agreement with DDLP in order to continue to provide services related to the InvestEd Portfolios.

## 2. Significant Accounting Policies

### *Basis of Presentation*

The accompanying financial statements are prepared in accordance with United States generally accepted accounting principles ("GAAP").

Following the Acquisition, the Company changed its fiscal year end from December 31 to March 31, in order to align with the fiscal year end of the Holdings.

### *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*(in Thousands)*

## 2. Significant Accounting Policies (continued)

### *Cash*

Cash is maintained in demand deposit accounts. The Company had cash at March 31, 2022 of $13,199 which was held at a reputable financial institution. The cash held with the financial institution exceeds the Federal Deposit Insurance Corporation insurance limit of $250.

### *Investment in Affiliate*

The Company accounts for its 13.17% interest in DDLP using the equity method. The Company applies the equity method of accounting for equity investments where the Company does not consolidate the investee but can exert significant influence over the financial and operating policies of the investee. The Company's share of DDLP's net income is recorded in the Statement of Operations.

### *Property and Equipment*

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset. Depreciation and amortization expense for the 15 month period ended March 31, 2022 was $1,470.

### *Deferred Sales Commissions*

Prior to the Acquisition, the Company deferred certain costs related to the Funds, principally sales commissions and related compensation, which were paid to broker-dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. These costs incurred at the time of the sale of Class C shares were amortized on a straight-line basis over 12 months. The Company recovered deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which were paid on the Class C shares of the Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (12 months for a Class C share). If the Company had determined its ability to recover deferred sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. The deferred dealer commission asset was transferred at cost to DDLP effective April 30, 2021. As of March 31, 2022, the Company had no deferred sales commissions.

### *Revenue Recognition*

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these

*(in Thousands)*

## 2. Significant Accounting Policies (continued)

### *Revenue Recognition (continued)*

performance obligations, which occurs when control of the goods or services is transferred to the customer.

### *Distribution fees*

*Service and distribution fees.* Prior to the Acquisition, under a Rule 12b-1 service plan, the Funds may have charged a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker-dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of the Funds' Class R shares, for which the maximum fee is 0.50% and for the Class I and N shares, which did not have a service fee charged. The Funds' Class B and Class C shares may have charged a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to broker-dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A, E, and Y shares may have charged a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company no longer earns this fee due to the appointment of DDLP as the national distributor of the Funds on April 30, 2021.

*Sales Commissions.* Prior to the Acquisition, distribution commission revenues resulting from the sale of investment products had been recorded upon satisfaction of performance obligations, which occurred on the trade date. The vast majority of the revenue was determined based on average assets and was earned daily or monthly or was transactional. When a client purchased Class A or Class E shares (front-end load), the client paid an initial sales charge of up to 3.50% of the amount invested. The sales charge for Class A or Class E shares typically declined as the investment amount increased. The Company no longer earns this revenue due to the appointment of DDLP as the national distributor of the Funds on April 30, 2021.

*Sub-distribution fees.* Effective April 30, 2021, the Company entered into a sub-distribution agreement with DDLP, to continue to provide distribution services related to InvestEd Portfolios. Sub distribution fees are recognized monthly based on contracted rates as a percentage of the net assets of the funds, in a consistent manner as it had when it was the distributor of the Funds under service and distribution fees.

### *Revenue sharing*

Through a revenue sharing allocation plan with IICO, the Company received 21 basis points on the average daily net assets of the Funds and 10 basis points of the average daily net assets of the Institutional Accounts under management. Effective January 1, 2020, the revenue sharing agreement was amended to include Funds sold through a former-affiliated broker-dealer, Waddell & Reed, Inc. ("WRI"), which was sold to LPL at the time of the Acquisition. The Company no

*(in Thousands)*

## 2. Significant Accounting Policies (continued)

### *Revenue Recognition (continued)*

### *Revenue sharing (continued)*

longer earns this revenue due to the appointment of DDLP as the national distributor of the Funds on April 30, 2021.

### *Administrative fees*

Administrative fees are earned for additional administrative services and support provided to affiliates for fund distribution. These charges to DDLP primarily related to, but not limited to, occupancy, information and technology, human resources, finance and legal services. The administrative fees charged to the affiliates are based upon the cost of supplying the service and are recognized monthly. At month-end, the variable consideration of the transaction price is no longer constrained as the cost of supplying the services can be calculated and the value of the consideration is determined.

The following table depicts the disaggregation of revenue by source for the 15 month period ended March 31, 2022:

| | | |
|---|---|---|
| **Distribution fees** | | |
| Service and distribution fees | $ | 39,494 |
| Sub-distribution fees | | 1,611 |
| Sales commissions | | 988 |
| Other revenue | | 60 |
| Total distribution fees | $ | 42,153 |
| **Revenue sharing** | | 50,959 |
| **Administrative fees** | | 29,627 |
| **Investment and other income** | | 254 |
| **Total revenues** | $ | 122,993 |

### *Income Taxes*

Prior to the Acquisition, the Company was included in a consolidated federal income tax return with WDR. Following the Acquisition, the Company is included in the consolidated federal income tax return for Macquarie FG Holdings, Inc. ("MFGHI"). The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. Prior to the Acquisition, the Company was included in the combined state returns filed by WDR. Following the Acquisition, the Company is included in combined state returns filed by MFGHI. The Company also files separate

*(in Thousands)*

## 2. Significant Accounting Policies (continued)

### *Income Taxes (continued)*

state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740 "*Income Taxes.*" Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

## 3. New Accounting Standards

### *Recently adopted accounting standards*

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies and improves the consistent application of the accounting for income taxes by removing certain exceptions to general principles and by clarifying and amending existing guidance. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted the provisions of this guidance on January 1, 2021. The adoption of this ASU The Company did not have a material impact on Company's financial statements and related disclosures.

## 4. Investment Securities

Investment securities as of March 31, 2022, consisted of investments in the sponsored Funds.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs

## 4. Investment Securities (continued)

may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level

based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Investments are valued using quoted prices in active markets for identical securities.

Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

The Company's investments in securities were classified as Level 1 as of March 31, 2022.

## 5. Income Taxes

The current and deferred portions of the income tax expense/(benefit) included in the Statement of Operations are as follows:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | (6,867) |
| State | | (1,219) |
| | | (8,086) |
| Deferred taxes | | 1,094 |
| Income tax benefit | $ | (6,992) |

*(in Thousands)*

## 5. Income Taxes (continued)

The following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 21%:

| | | |
|---|---|---|
| Expected federal income tax benefit | $ | (6,525) |
| State income tax benefit, net of federal liability | | (819) |
| Share-based compensation | | (238) |
| Non-deductible compensation | | 586 |
| Other | | 4 |
| Income tax benefit | $ | (6,992) |

The income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2022 are presented as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| State net operating loss carryforwards | $ | 3,929 |
| Other | | 134 |
| Total gross deferred tax assets | | 4,063 |
| Deferred tax liabilities: | | |
| Other | | (50) |
| Total gross deferred tax liabilities | | (50) |
| Valuation allowance | | (3,503) |
| Net deferred tax asset | $ | 510 |

As of March 31, 2022, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is $3,929 at March 31, 2022. The carryforwards, if not utilized, will expire between 2023 and 2042. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3,503 has been established at March 31, 2022.

*(in Thousands)*

**5. Income Taxes (continued)**

As disclosed in Note 1, prior to the Acquisition, the Company joined in filing certain consolidated federal and state income tax returns with its ultimate parent, WDR. The Company participated in an intercompany tax sharing arrangement, whereby WDR's consolidated federal and state income tax liabilities are allocated to each subsidiary based on the taxable income or loss generated by each subsidiary. WDR has unrecognized tax benefits that will be settled under the intercompany tax sharing arrangement if WDR experiences an unfavorable outcome due to a future event. As of March 31, 2022, the Company has included $125 ($126 net of federal tax impact) in income tax liabilities for the amount it would owe WDR based on settlement of WDR's unrecognized tax benefits under the intercompany tax sharing arrangement for consolidated state tax filings. After the Acquisition, the Company is included in the consolidated federal income tax return of MFGHI.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit Company's income tax returns. These audits examine Company's significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company does not expect the resolution or settlement of any open audits, Federal or State, to materially impact its financial statements. The 2018 thru 2021 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2017, and in certain states, income tax returns for 2017 are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

**6. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2022, the Company had net capital of $12,039 that was $11,946 in excess of its required net capital of $93. The Company's ratio of aggregate indebtedness to net capital was 11.63% at March 31, 2022. The difference between net capital and stockholder's equity is primarily the non-allowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

***Rule 15c3-3 Exemption***

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

**7. Employee Benefits Plans**

The Company participated in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of

*(in Thousands)*

**7. Employee Benefits Plans (continued)**

Company's employees. Expense related to the 401k plan totaled $631 for the 15 month period ended March 31, 2022.

**8. Related Party Transactions**

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

The Company was charged $6,368 of selling, general, and administrative expenses and $8,633 of salaries and related expenses for services provided by employees of affiliates. These expenses primarily relate to, but are not limited to, occupancy, information technology, human resources, finance, and legal services provided to the Company.

Through a revenue sharing allocation plan with affiliates, the Company received $50,959 from affiliates for providing wholesale distribution services of the Funds up to the Acquisition. These services included sales, marketing, printed materials, and ongoing relationships and access to various wholesale distribution platforms on a daily basis.

The Company also paid $20,973 to WRI for providing distribution services up to the Acquisition. These costs are included in Distribution costs on the Statement of Operations.

The Company had compensated affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy, Ivy VIP, and InvestEd Funds by the affiliates. Accordingly, during the 15 month period ended March 31, 2022, the Company recorded $20,999 which is captured within Distribution costs.

The Company had agreements with the Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, for which distribution and service fees had been collected from the Funds for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker-dealers, and for providing ongoing services to shareholders of the Funds. Up to the Acquisition, the Company received $39,494 for services provided or related to the Funds, which is captured within Distribution fees.

WDR had allocated expenses for non-vested shares of WDR stock to the Company that, in turn, were granted to certain key personnel of the Company. Up to the Acquisition, the Company recorded share-based compensation expense totaling $6,249 which is included in Salaries and related expenses in the Statement of Operations.

After the Acquisition, the Company charged $29,627 for services provided to DDLP. These expenses primarily related to, but were not limited to, occupancy, information technology, human resources, finance, and legal services and are included in Administrative fees in the Statement of Operations.

*(in Thousands)*

**8. Related Party Transactions (continued)**

The Company entered into a sub-distribution agreement with DDLP in order to continue to provide services related to the InvestEd Portfolios. The Company earned $1,611 in revenue under this agreement, which is included in Distribution fees in the Statement of Operations.

The Company generally settles its intercompany balances on a regular basis. Due from affiliates and Due to affiliates on the Statement of Financial Condition include all outstanding balances arising from the above transactions.

**9. Restructuring**

During the 15 month period ended March 31, 2022 the Company was impacted by a restructuring plan ("the Plan") implemented by management of Holdings. The total expense incurred by the Company under the Plan includes one-time employee termination benefits of $18,908 which were included in Salaries and related expenses on the Statement of Operations in the 15 month period ended March 31, 2022.

**10. Subsequent Events**

In accordance with the Subsequent Events topic ("Topic 855") of the FASB ASC, the Company evaluates subsequent events that occurred after the Statement of Financial Condition date but before the financial statements have been issued. The Company evaluated subsequent events through June 28, 2022, the date the Company's financial statements were available to be issued and the following item was noted: Subsequent to the period ended, the Ivy InvestEd 529 Plan has ceased operations and assets have been transferred to an unaffiliated plan manager.

**IVY DISTRIBUTORS, INC.**

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2022

*(In Thousands)*

| | | | | |
|---|---|---|---|---|
| **Net capital** | | | | |
| Total stockholder's capital | | | $ | 25,018 |
| Add: Adjustments to capital: Deferred tax liabilities | | | | 50 |
| Less: Non-allowable assets | | | | |
| Due from affiliates | $ | (130) | | |
| Income taxes | | (8,526) | | |
| Property and equipment | | (55) | | |
| Prepaid expenses and other assets | | (716) | | |
| Investment in affiliate | | (3,000) | | |
| Deferred tax assets | | (560) | | |
| Total Non-allowable assets | | | | (12,987) |
| Less: Haircuts on securities | | | | (42) |
| Net capital | | | $ | 12,039 |
| | | | | |
| **Aggregate indebtedness** | | | | |
| Items included in Statement of Financial Condition: | | | | |
| Total liabilities | | | $ | 1,450 |
| Less: Deferred tax liabilities | | | | (50) |
| Total aggregate indebtedness | | | $ | 1,400 |
| | | | | |
| Computation of basic net capital requirement | | | | |
| Minimum net capital required | | | $ | 93 |
| | | | | |
| Excess net capital | | | $ | 11,946 |
| | | | | |
| Percentage of aggregate indebtedness to net capital | | | | 11.63% |

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended March 31, 2022 Part IIA FOCUS as filed on June 28, 2022.

**IVY DISTRIBUTORS, INC.**

Supplemental Information

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers or Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

March 31, 2022

*(In Thousands)*

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. This is a difference to what had been reported on the unaudited amended March 31, 2022 Part IIA FOCUS as filed on June 28, 2022.

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Ivy Distributors, Inc.

We have reviewed Ivy Distributors, Inc.'s assertions, included in the accompanying Ivy Distributors, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the distribution of mutual funds, variable insurance products, and 529 plans (collectively, the "Funds") and (2) providing marketing support services to the Funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2021 to March 31, 2022 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the period January 1, 2021 to March 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2022

**Macquarie Asset Management**

100 Independence
610 Market Street
Philadelphia, PA 19106
UNITED STATES

Telephone (215) 255-1200

MACQUARIE

Ivy Distributors, Inc.'s Exemption Report

Ivy Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) the distribution of mutual funds, variable insurance products, and 529 plans (collectively, the "Funds") and (2) providing marketing support services to the Funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2021 to March 31, 2022 without exception.

**Ivy Distributors, Inc.**

I, Stephen Hoban, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

**By:** ______________________
548CE8119EEA481...

**Title:** Vice President and Chief Financial Officer

June 28, 2022

pwc

## Report of Independent Accountants

To the Board of Directors and Management of Ivy Distributors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Ivy Distributors, Inc. (the "Company") for the 15 months ended March 31, 2022. Management of Ivy Distributors, Inc. is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the 15 months ended March 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the Total revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the 15 months ended March 31, 2022 to the Total Revenues amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the 15 months ended March 31, 2022, noting no differences.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the 15 months ending March 31, 2022 with the supporting schedules and working papers, as follows:

    a. Compared the Distribution of shares of registered open end investment companies or unit investment trusts amount of $93,111,048 to the summation of the following adjusted trial balance accounts "41010: 12B-1 Fee Revenue, 40810: CDSC Fee Revenue, 40710: Gross Distribution Fees, 40230: Sales Load – Underwriter, 49262: TP Rev – Revenue Sharing Revenue – Sales, 49261: TP Rev – Revenue Sharing Revenue – AUM, (W&R); and 6021000021: CDSC REVENUE – DELEWARE, 6021100020: UPFRONT COMMISSION INCOME, 6070000021: 12B-1 FEE REVENUE, 6095990022: MAM Internal Mgt Fees, 8010000020: OTHER REVENUE, (MQ)" per the March 31, 2022 period-end adjusted trial balance, noting no differences.

b. Compared the Administrative Fees amount of $29,626,867 to the following adjusted trial balance account "6095990020: INTERNAL FEES RECEIVED" per the March 31, 2022 period-end adjusted trial balance, noting no differences.

c. Compared the Investment and other income amount of $254,674 to the following adjusted trial balance accounts "48805: Pension Plan Expense, 70810: TP Exp – Compliance & Licensing Investment & Other Income, 70808: TP Exp – Purchasing/Admin Investment & Other Income, 70807: TP Exp – Legal Investment & Other Income, 70806: TP Exp – Finance Investment & Other Income, 70805: TP Exp – HR Investment & Other Income, 70804: TP Exp – TE Investment & Other Income, 70803: TP Exp – Executive Investment & Other Income, 70802: TP Exp – Real Estate & Facilities Investment & Other Income, 48372: Unrealized Gain/Loss – US Treasury, 48065: Interest Income – Inv Portfolio MM Sweep, 48385: Unrealized Gain/Loss – Comm Paper Inv Portfolio, 48150: Interest Income – US Treasuries, 48080: Interest Income – UMB Bank Interest, 48010: Interest Income – Commercial Paper, 48215: Dividend Income – Money Market, 48350: Unrealized Gain/Loss – Trading Securities, 48300: Realized Gain/Loss – Investments, 48220: Dividend Income – Mutual Fund, 48370: Unrealized Gain/Loss – Corp Bonds, 48100: Interest Income – Corporate Bonds, 48410: Amortization Prem/Disc – Corp Bond, (W&R); and 5006101510: INTEREST INC CASH AT BANK OTH, 8010000018: UNLISTED EQ INV (FVTPL) REVAL, 8030201020: PRFT ON SLE ULST EQ-FVTPLMANDT, 8060200020: UFRNK DIV DIS INC EQ-FVTPLMAND (MQ); Topside" per the March 31, 2022 period-end adjusted trial balance, noting a difference of $1,000.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the 15 months ending March 31, 2022 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $122,992,589 by summing the individual business activities through which revenue was earned, noting no differences.

   b. Recalculated the summation noted in step 2(a) above of the following adjusted trial balance accounts "41010: 12B-1 Fee Revenue, 40810: CDSC Fee Revenue, 40710: Gross Distribution Fees, 40230: Sales Load – Underwriter, 49262: TP Rev – Revenue Sharing Revenue – Sales, 49261: TP Rev – Revenue Sharing Revenue – AUM, (W&R); and 6021000021: CDSC REVENUE – DELEWARE, 6021100020: UPFRONT COMMISSION INCOME, 6070000021: 12B-1 FEE REVENUE, 6095990022: MAM Internal Mgt Fees, 8010000020: OTHER REVENUE, (MQ)" per the March 31, 2022 period-end adjusted trial balance, noting no differences.

   c. Agreed the amount noted in step 2(b) above to the following adjusted trial balance account "6095990020: INTERNAL FEES RECEIVED" per the March 31, 2022 period-end trial balance, noting no differences.

   d. Recalculated the summation noted in step 2(c) above of the following adjusted trial balance accounts "48805: Pension Plan Expense, 70810: TP Exp – Compliance & Licensing Investment & Other Income, 70808: TP Exp – Purchasing/Admin Investment & Other Income, 70807: TP Exp – Legal Investment & Other Income, 70806: TP Exp –

Finance Investment & Other Income, 70805: TP Exp – HR Investment & Other Income, 70804: TP Exp – TE Investment & Other Income, 70803: TP Exp – Executive Investment & Other Income, 70802: TP Exp – Real Estate & Facilities Investment & Other Income, 48372: Unrealized Gain/Loss – US Treasury, 48065: Interest Income – Inv Portfolio MM Sweep, 48385: Unrealized Gain/Loss – Comm Paper Inv Portfolio, 48150: Interest Income – US Treasuries, 48080: Interest Income – UMB Bank Interest, 48010: Interest Income – Commercial Paper, 48215: Dividend Income – Money Market, 48350: Unrealized Gain/Loss – Trading Securities, 48300: Realized Gain/Loss – Investments, 48220: Dividend Income – Mutual Fund, 48370: Unrealized Gain/Loss – Corp Bonds, 48100: Interest Income – Corporate Bonds, 48410: Amortization Prem/Disc – Corp Bond, (W&R); and 5006101510: INTEREST INC CASH AT BANK OTH, 8010000018: UNLISTED EQ INV (FVTPL) REVAL, 8030201020: PRFT ON SLE ULST EQ-FVTPLMANDT, 8060200020: UFRNK DIV DIS INC EQ-FVTPLMAND (MQ); Topside" per the March 31, 2022 period-end adjusted trial balance, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the applicable instructions on Form SIPC-3 for the 15 months ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement. This report is intended solely for the information and use of the Board of Directors and Partners of Ivy Distributors, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2022

**Schedule of Form SIPC-3 Revenues for the 15 months ended March 31, 2022**

| **Amount ($)** | **Business activities through which revenue was earned** |
|---|---|
| $- | Business conducted outside the United States and its territories and possessions |
| $93,111,048 | Distribution of shares of registered open end investment companies or unit investment trusts |
| $- | Sale of variable annuities |
| $- | Insurance commissions and fees |
| $- | Investment advisory services to one of more registered investment companies or insurance company separate accounts |
| $- | Transactions in securities futures products |
| $29,626,867 | Administrative Fees |
| $254,674 | Investment and other income |
| **$122,992,589** | **Total Revenues** |

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

**Forwarding and Address Correction Requested**

**Check appropriate boxes.**

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

**Pursuant to the terms of this form (detailed below).**

x [signature] 5/24/2022
Authorized Signature/Title Date

SIPC-3 2023

8-

Ivy Distributors, Inc.
6301 Glenwood Street
Overland Park, KS 66202

*Securities Investor Protection Corporation*
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

# Form SIPC-3

# FY 2023

***Certification of Exclusion From Membership.***

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending March 2023 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

**Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.**

**Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**